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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                   )

On March 29, 2006, the Company issued a press release announcing the completion of the Pinos Altos Project acquisition. A copy of the press release is attached hereto as Exhibit 1 and is incorporated herein in its entirety by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: April 4, 2006	By:
	Name:	R. Gregory Laing
	Title:	General Counsel, Vice President, Legal and Corporate Secretary

NEWS RELEASE

Stock Symbols:	AEM (NYSE and TSX)	For further information: David Smith Director, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE COMPLETES ACQUISITION OF PINOS ALTOS PROJECT;
BEGINS TRADING ON ENTRY STANDARD OF FRANKFURT STOCK EXCHANGE;
ANNOUNCES SUURIKUUSIKKO TOUR TO NORTHERN FINLAND

TORONTO, March 29, 2006 — Agnico-Eagle Mines Limited announced today that it has completed the acquisition of 100% of the Pinos Altos Project from Industrias Peñoles S.A. de C.V. ("Peñoles"). Under the exploration and option agreement, Agnico-Eagle paid $32.5 million in cash and issued 2,063,635 common shares of Agnico-Eagle to Peñoles.

Highlights of the Pinos Altos Project, as previously disclosed, include:

  •
  Indicated gold resources of approximately 12.5 million tonnes grading 3.9 grams per tonne, or approximately 1.6 million ounces. Inferred gold resources of approximately 3.2 million tonnes grading 5.2 grams per tonne, or 0.5 million ounces.

  •
  Indicated silver resources are now approximately 12.5 million tonnes grading 102 grams per tonne, or 41 million ounces. Inferred silver resources are now approximately 3.2 million tonnes grading 111 grams per tonne, or 11.6 million ounces.

  •
  Preliminary project assessment contemplates a 3,000 tonne per day operation, via open pit and underground methods. Preliminary capital expenditure estimates to bring the project into production are approximately $150 million.

The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital. The property is directly accessible by paved highway, and within 10 kilometres of an extension of the state power grid currently under construction. Peñoles acquired the mineral rights to the property in 1995 and work to date, including Agnico-Eagle's $4.1 million exploration program in 2005, has consisted of diamond drilling, metallurgical testing, initial permitting, and a preliminary economic assessment.

The purchase includes the mineral rights and claims covering an area of approximately 11,000 hectares, of which only the eastern third has been extensively explored, as well as surface rights of up to 400 hectares.

Work on Pinos Altos Feasibility Study Commences

Based on the positive drilling results and the growing precious metals resource, Agnico-Eagle will accelerate its work program on the property with the objective of completing a bankable feasibility study on the property in the second quarter of 2007. The main objectives of the program will be to convert the present resource estimates into reserves and test the potential target areas. Agnico-Eagle is also consulting with the local communities in the project area to ensure that the project provides real, long-term sustainable benefits to the residents living and working in the region.

Agnico-Eagle has established a Mexican subsidiary (Agnico Eagle Mexico, S.A. de C.V.) and opened a regional office in Chihuahua as a base to facilitate the feasibility study and permitting process and to carry out further exploration on the Pinos Altos property. The office will also be used to evaluate other opportunities in Mexico. Reconnaissance prospecting and mapping has indicated that additional gold mineralization is known to exist on the property. A detailed work plan will be completed over the next month comprised of work required on the feasibility study and further exploration on the property following up on known gold showings.

Agnico-Eagle Begins Trading on Frankfurt's Entry Standard

With Agnico-Eagle's acquisition of Finland's Suurikuusikko gold deposit substantially complete, the Company is anticipating building what it believes would be one of Europe's largest gold mines. As part of an effort to increase European investor awareness and interest in Agnico-Eagle, the Company has successfully applied for listing on the Frankfurt Stock Exchange's Entry Standard under the trading symbol AE9 (or in Germany also known as WKN: 860325).

Trading began on March 1, 2006. The common shares listed in the Entry Standard are traded on Deutsche Borse's established platforms: the floor of the Frankfurt Stock Exchange and the pan-European electronic trading system Xetra.

Due to this new listing, Agnico-Eagle is automatically included in an all-share index which comprises all companies in the Entry Standard.

Suurikuusikko Tour Planned

The Company is planning a property tour to its Suurikuusikko project in northern Finland. A chartered plane will be departing Toronto, Canada on June 13 to Kittilä, Finland and returning by June 15. The tour is also open to analysts and institutional investors who wish travel directly from other locations in Europe.

Interested equity analysts and institutional investors should contact Hazel Winchester at (416) 847-3717, or hwinchester@agnico-eagle.com. Space is limited so please register your interest as soon as possible.

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Forward Looking Statements

The information in this press release has been prepared as at March 29, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the Canadian provincial securities laws and the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's most recently filed Annual Information Form and Annual Report on Form 20-F. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs and the location of surface infrastructure, and actual results and final decisions may be quite different from those currently anticipated. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Investors should be aware that the United States Securities and Exchange Commission ("SEC") does not recognize the term "mineral resource". Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 reserves and resources were $405 per ounce gold, $6.35 per ounce silver. There are no known relevant issues that would materially affect the estimate. No independent verification of the data has been published.

The Qualified Person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Geopointcom of Val d'Or Quebec. The effective date of the estimate is February 13th 2006. A technical report describing the resource estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions were cut-offs varied open pit and underground resource models were determined using mean historic three-year average prices assumptions (described above). Although the price assumptions used to constrain the wireframe models are slightly lower than those used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

The Pinos Altos exploration drilling program was supervised by Dino Lombardi, P.Geo., Senior Geologist International Projects, who is a Qualified Person as defined in National Instrument 43-101. Mr. Lombardi prepared and reviewed the exploration results disclosed in this press release.

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At Pinos Altos, the diamond drilling equipment recovers either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. In a few cases, BQ (36.5 mm diameter) core was also recovered. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference.

Agnico-Eagle, with the help of Keith Blair, P.Geo.of Applied Geoscience LLC of Reno Nevada, have established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its exploration at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition, approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

BSI Inspectorate Laboratories, an ISO 9002 / 9001:2000 accredited exploration analysis laboratory, collects the split core samples directly from the Pinos Altos project site, then prepares the samples at its facilities in Durango, Mexico and finally performs gold and silver analyses at its lab in Reno, Nevada. ALS Chemex in Reno, Nevada, also an ISO accredited laboratory, re-analyzes all of the samples selected for check assaying.

The gold assaying method, using a 60 gram charge, is by Fire Assay with either an atomic absorption finish or, if the atomic absorption result is greater than 3 parts per million of gold, gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption result is greater than 200 parts per million of silver by Fire Assay with a gravimetric finish as requested.

Canadian Administrator's National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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AGNICO-EAGLE COMPLETES ACQUISITION OF PINOS ALTOS PROJECT; BEGINS TRADING ON ENTRY STANDARD OF FRANKFURT STOCK EXCHANGE; ANNOUNCES SUURIKUUSIKKO TOUR TO NORTHERN FINLAND